STRYVE FOODS, INC.

Post Office Box 864

Frisco, TX 75034

October 22, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Eranga Dias

Re:	Withdrawal of Acceleration Request
Stryve Foods, Inc.
Registration Statement on Form S-1 (File No. 333-282043)

Ladies and Gentlemen:

We hereby withdraw our prior letter dated October 21, 2024 requesting acceleration of the above-referenced registration statement for October 22, 2024.

Very truly yours,

Stryve Foods, Inc.

By:	/s/ R. Alex Hawkins
R. Alex Hawkins
Chief Financial Officer